Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Voting Control of Rogers Group of Companies to be Held in Trust for
     Family

     TORONTO, Dec. 22 /CNW/ - Prior to his death earlier this month, Edward S.
"Ted" Rogers controlled Rogers Communications Inc. ("RCI") through his ownership of voting shares of a private holding company. RCI has been informed that under Mr. Rogers' estate arrangements, those voting shares, and consequently voting control of RCI and its subsidiaries, passed to the Rogers
Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is Trustee and members of the family of the late Mr. Rogers are beneficiaries. Private Rogers family holding companies controlled by the
Rogers Control Trust together own approximately 90.9% of the Class A voting shares of RCI and 7.5% of the Class B non voting shares.
     The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. The governance structure of the Rogers Control Trust comprises the Control Trust
Chair (who acts in effect as the chief executive of the Control Trust), the
Control Trust Vice-Chair, the corporate trustee, and a committee of advisors
(the Advisory Committee). The Control Trust Chair will act as the representative of the controlling shareholder in dealing with RCI on the company's long-term strategy and direction, and vote the Class A voting shares of RCI held by the private Rogers family holding companies in accordance with the estate arrangements. The Control Trust Vice-Chair assists the Control
Trust Chair in the performance of his or her duties and both are accountable to the Advisory Committee.
     Currently, Edward Rogers is the Control Trust Chair and Melinda M. Rogers
is the Control Trust Vice-Chair. The Advisory Committee members are appointed in accordance with the estate arrangements and include members of the Rogers family, trustees of a Rogers family trust, and other individuals.
     The Rogers Control Trust satisfies the Canadian ownership and control requirements that apply to RCI and its regulated subsidiaries, and RCI will be making all necessary filings relating to the Trust with the relevant Canadian regulatory authorities in January 2009.

     About the company: Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based networks.
Through Cable we are one of Canada's largest providers of cable television, high-speed Internet access and telephony. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto
Stock Exchange (TSX: RCI.A and RCI.B), and on the New York Stock Exchange
(NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     %CIK: 0000733099

     /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 12:39e 22-DEC-08